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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

              Investco Corporation, formerly U.S. West Homes, Inc.
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                                (Name of Issuer)

                          Common Stock, Par Value $.001
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                         (Title of Class of Securities)

                                   461294 10 0
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                                 (CUSIP Number)

                                 Richard O. Weed
                        4695 MacArthur Court, Suite 1430
                             Newport Beach, CA 92660
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 30, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 461294 10 0

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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Richard O. Weed
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)
     OO
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

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6.   Citizenship or Place of Organization
     United States of America
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               7.   Sole Voting Power
  NUMBER OF         416,000 shares of common stock and 1,000,000 shares
                    underlying options to purchase common stock.
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           Not applicable
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           416,000 shares of common stock and 1,000,000 shares
                    underlying options to purchase common stock.
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    Not applicable
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     416,000 shares of common stock and 1,000,000 shares underlying options to purchase common stock.
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
     Not applicable.
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13.  Percent of Class Represented by Amount in Row (11)
     11%
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14.  Type of Reporting Person (See Instructions)
     IN
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ITEM 1.    Security and Issuer
------------------------------

           Common Stock, Par Value, $.001

           Investco Corporation, formerly U.S. West Homes, Inc.
           4695 MacArthur Court, Suite 1430
           Newport Beach, CA 92600

ITEM 2.    Identity and Background
----------------------------------

           (a) Name:  Richard O. Weed

           (b) Residence or business address:

           4695 MacArthur Ct., Ste. 1430
           Newport Beach, CA 92660

           (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

           Managing Partner
           Weed & Co. LLP
           4695 MacArthur Ct., Ste. 1430
           Newport Beach, CA 92660

           Weed & Co. LLP is a law firm providing legal services relating to corporate and securities transactions.

           (d,e) Legal Proceedings

           During the last five years, Mr. Weed has not been convicted in a criminal proceeding.

           During the last five years, Mr. Weed has not been a party to any other civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           (f) Citizenship:

           U.S.A.- State of California


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ITEM 3.    Source and Amount of Funds or Other Consideration
------------------------------------------------------------

           Pursuant to an agreement for professional services between Mr. Weed and the Company on March 13, 2003, Mr. Weed was issued an option to purchase an aggregate of 1,000,000 shares of common stock at an exercise price of $.04 per share. The options are not subject to dilution and accordingly, as a result of the Company's 100:1 reverse split effective May 30, 2003, Mr. Weed may be deemed to beneficially own more than 10% of the Company's common stock. At present, Mr. Weed owns 416,000 shares of common stock and 1,000,000 shares underlying options to purchase common stock.

ITEM 4.    Purpose of Transaction
---------------------------------

           Pursuant to an agreement for professional services between Mr. Weed and the Company on March 13, 2003, Mr. Weed was issued an option to purchase an aggregate of 1,000,000 shares of common stock at an exercise price of $.04 per share. The options are not subject to dilution and accordingly, as a result of the Company's 100:1 reverse split effective May 30, 2003, Mr. Weed may be deemed to beneficially own more than 10% of the Company's common stock.

ITEM 5.    Interest in Securities of the Issuer
-----------------------------------------------

           (a) Pursuant to an agreement for professional services between Mr. Weed and the Company on March 13, 2003, Mr. Weed was issued an option to purchase an aggregate of 1,000,000 shares of common stock at an exercise price of $.04 per share. The options are not subject to dilution and accordingly, as a result of the Company's 100:1 reverse split effective May 30, 2003, Mr. Weed may be deemed to beneficially own more than 10% of the Company's common stock.

           (b) Mr. Weed has the sole power to vote and dispose of the shares and shares of common stock underlying the options.

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           (c) Mr. Weed's transactions in Investco Corporation, formerly U.S.
           West Homes, Inc. securities in the past sixty days were as follows:

    -------------- ---------------- ------------------- -------------- ---------
    Date           Action           Amount              Price          Total
    -------------- ---------------- ------------------- -------------- ---------
    06/03/2003     Sale             70,000              $.023          $1,399.97
    -------------- -------------------------------------------------------------
    05/30/2003     NAME CHANGE & 100:1 Reverse Split
    -------------- ---------------- ------------------- -------------- ---------
    05/29/2003     Sale             400,000.00          $0.00050       $182.88
    -------------- ---------------- ------------------- -------------- ---------
    05/29/2003     Sale             100,000.00          $0.00050       $45.71
    -------------- ---------------- ------------------- -------------- ---------
    05/29/2003     Sale             200,000.00          $0.00050       $91.43
    -------------- ---------------- ------------------- -------------- ---------
    05/28/2003     Sale             600,000.00          $0.00070       $394.31
    -------------- ---------------- ------------------- -------------- ---------
    05/28/2003     Sale             100,000.00          $0.00070       $65.71
    -------------- ---------------- ------------------- -------------- ---------
    05/27/2003     Purchase*        50,000,000.00       $0.00070       $35,000
    -------------- ---------------- ------------------- -------------- ---------
    05/22/2003     Sale             245,000.00          $0.00100       $215.03
    -------------- ---------------- ------------------- -------------- ---------
    05/21/2003     Sale             500,000.00          $0.00100       $483.33
    -------------- ---------------- ------------------- -------------- ---------
    05/21/2003     Sale             400,000.00          $0.00100       $386.67
    -------------- ---------------- ------------------- -------------- ---------
    05/19/2003     Sale             500,000.00          $0.00100       $470.02
    -------------- ---------------- ------------------- -------------- ---------
    05/16/2003     Sale             500,000.00          $0.00110       $520.02
    -------------- ---------------- ------------------- -------------- ---------
    05/15/2003     Sale             300,000.00          $0.00100       $270.03
    -------------- ---------------- ------------------- -------------- ---------
    05/15/2003     Sale             250,000.00          $0.00100       $220.03
    -------------- ---------------- ------------------- -------------- ---------
    05/15/2003     Sale             200,000.00          $0.00100       $192.50
    -------------- ---------------- ------------------- -------------- ---------
    05/15/2003     Sale             45,0000.00          $0.00100       $433.12
    -------------- ---------------- ------------------- -------------- ---------
    05/15/2003     Sale             50,000.00           $0.00100       $48.12
    -------------- ---------------- ------------------- -------------- ---------
    05/15/2003     Sale             100,000.00          $0.00100       $96.25
    -------------- ---------------- ------------------- -------------- ---------
    05/14/2003     Sale             5,000.00            $0.00120       $0.00
    -------------- ---------------- ------------------- -------------- ---------
    05/14/2003     Sale             400,000.00          $0.00120       $456.01
    -------------- ---------------- ------------------- -------------- ---------
    05/14/2003     Sale             100,000.00          $0.00120       $114.00
    -------------- ---------------- ------------------- -------------- ---------
    05/13/2003     Purchase*        4,000,000.00        $0.00120       $4,800
    -------------- ---------------- ------------------- -------------- ---------

           All sales were in the open market through a registered broker-dealer.
           * Purchase represents shares issued in exchange for services.

           (d) Not applicable.
           (e) Not applicable.

ITEM 6.    Contracts, Arrangements, Understandings or Relationships with Respect
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           to Securities of the Issuer
           ---------------------------

           None.

ITEM 7.    Material to Be Filed as Exhibits
-------------------------------------------

           The agreement for professional services between Mr. Weed and U.S. West Homes, Inc. was filed as an exhibit to the issuer's Form S-8, filed April 22, 2003, and is incorporated by reference herein.


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                                    Signature
                                    ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. June 6, 2003
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Date

/s/ Richard O. Weed
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Signature

Richard O. Weed
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Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)